April 23, 2019

Ms. Kathryn Jacobson Senior Staff Accountant Office of Telecommunications U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0404

Re:	ORBCOMM Inc.

Form 10-K for the Year Ended December 31, 2018

Filed March 1, 2019

Form 8-K filed February 27, 2019

File No. 001-33118

Dear Ms. Jacobson,

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated April 9, 2019, relating to the above-referenced Annual Report on Form 10-K of ORBCOMM Inc. (“ORBCOMM” or the “Company”) for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) and Current Report on Form 8-K filed on February 27, 2019 (the “Form 8-K”). Set forth below are the Staff’s comments (in bold face type) followed by responses prepared by ORBCOMM’s management.

Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2018 Form 10-K and the Form 8-K.

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395 W. Passaic Street, Rochelle Park, NJ 07662	22265 Pacific Boulevard, Dulles, VA 20166
Telephone: 703-433-6300	Telephone: 703-433-6300
Facsimile: 703-433-6400	Facsimile: 703-433-6380

www.orbcomm.com

Form 10-K for the Year Ended December 31, 2018

Concentration of Risk, page F-13

1.

We note on page 22 that you rely on a limited number of manufacturers for many of your products and devices. In future filings, please disclose your significant concentrations in the volume of business transacted with certain vendors, including but not limited to Sanmina. Refer to ASC 275-10-50-18(a).

Response:

We respectfully acknowledge the Staff’s comment and undertake that in future filings we will disclose our significant concentration in the volume of business transacted with significant vendors. Below is our proposed disclosure surrounding our concentration in the volume of business transacted with significant vendors.

Concentration of risk

The Company is dependent on one vendor, Sanmina Corporation, a contract manufacturer with significant operations in Mexico, for the manufacturer of our subscriber communicators that the Company designs and sells. For the year ended December 31, 2018, approximately $83 million, or 68.5%, of our product revenue was generated by the sale of our core products produced by Sanmina.

Form 8-K filed February 27, 2019

Gross Margin, page 2

2.

Your presentation of Service Gross Margin and Product Gross Margin is inconsistent with the guidance in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures (April 4, 2018). In future filings, please include reconciliations to the most directly comparable GAAP measures and provide the explanatory statements required by Item 10(e)(i) of Regulation S-K. Additionally, please provide a different descriptor for these non-GAAP measures (i.e., Adjusted Gross Margin).

Response:

We respectfully acknowledge the Staff’s comment and undertake that in future filings we will reconcile our non-GAAP measures to the most directly comparable GAAP measures and provide the explanatory statements required by Item 10(e)(i) of Regulation S-K. Additionally, we will provide a different descriptor for these non-GAAP measures to differentiate these measures from comparable GAAP measures.

Set forth below is an example of our proposed disclosure and reconciliation of non-GAAP gross margin to GAAP gross margin to be included in our earnings release based on results for the quarter ended December 31, 2018. Each period included in our future earnings releases would be presented in the same manner.

A discussion substantially similar to the following would be included in the body of the earnings release:

“Gross Margin

GAAP Service Gross Margin, inclusive of Depreciation and Amortization expense, was 51.2% in the fourth quarter of 2018 compared to 40.1% in the prior year period. Non-GAAP Service Gross Margin, excluding Depreciation and Amortization expense, was 67.7% in the fourth quarter of 2018 compared to 57.5% in the prior year period. The 10 percentage point year-over-year improvement was primarily due to the Company’s decision to move away from negative margins realized from managing third-party installation services.

GAAP Product Gross Margin, inclusive of Depreciation and Amortization expense, was 23.1% in the fourth quarter of 2018 compared to 10.2% in the same period last year. Non-GAAP Product Gross Margin, excluding Depreciation and Amortization Expense, was 27.5% in the fourth quarter of 2018 compared to 12.7% in the same period last year. The large year-over-year improvement was primarily due to a better mix of higher-margin products shipped in the quarter compared to low-margin deployments with large customers completed last year.”

A reconciliation table substantially similar to the following would be added immediately after the EBITDA and Adjusted EBITDA reconciliation table:

Schedule of Non-GAAP Measures – Non-GAAP Gross Margin

	Quarter Ended December 31,
	2018	2017
(in thousands except margin data)
Service revenue	$38,649	$39,309
Minus - Cost of services, including depreciation and amortization expense	18,843	23,535

GAAP Service gross profit	19,806	15,774

Plus - Depreciation and amortization expense	6,363	6,843

Non-GAAP Service gross profit	$26,169	$22,617

GAAP Service margin	51.2%	40.1%
Non-GAAP Service margin	67.7%	57.5%

	Quarter Ended December 31,
	2018	2017
(in thousands except margin data)
Product sales	$27,688	$36,667
Minus - Cost of product, including depreciation and amortization expense	21,299	32,923

GAAP Product gross profit	6,389	3,744

Plus - Depreciation and amortization expense	1,218	897

Non-GAAP Product gross profit	$7,607	$4,641

GAAP Product margin	23.1%	10.2%
Non-GAAP Product margin	27.5%	12.7%

The narrative discussion of non-GAAP measures which follows the reconciliation table would be presented in its entirety substantially as follows:

“ORBCOMM publicly reports its financial information in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). To facilitate external analysis of the Company’s operating performance, ORBCOMM also presents financial information that are considered “non-GAAP financial measures” under Regulation G and related reporting requirements promulgated by the U.S. Securities and Exchange Commission. Non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, Net Income or other measures of financial performance prepared in accordance with GAAP and may be different than those presented by other companies. EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP Service Gross Margin and Non-GAAP Product Gross Margin are not performance measures calculated in accordance with GAAP and are therefore considered non-GAAP measures. Reconciliation tables are presented above.

EBITDA is defined as earnings attributable to ORBCOMM Inc. before interest income (expense), provision for income taxes, depreciation and amortization, and loss on debt extinguishment. ORBCOMM believes EBITDA is useful to its management and investors in evaluating operating performance because it is one of the primary measures used to evaluate the economic productivity of the Company’s operations, including its ability to obtain and maintain its customers, its ability to operate its business effectively, the efficiency of its employees and the profitability associated with their performance. It also helps ORBCOMM’s management and investors to meaningfully evaluate and compare the results of the Company’s operations from period to period on a consistent basis by removing the impact of its financing transactions and the depreciation and amortization impact of capital investments from its operating results. In addition, ORBCOMM management uses EBITDA in presentations to its board of directors to enable it to have the same measurement of operating performance used by management and for planning purposes, including the preparation of the annual operating budget.

The Company also believes that Adjusted EBITDA, defined as EBITDA adjusted for stock-based compensation expense, noncontrolling interests, impairment loss, and acquisition-related and integration costs, is useful to investors to evaluate the Company’s core operating results and financial performance because it excludes items that are significant non-cash or non-recurring expenses reflected in the Condensed Consolidated Statements of Operations. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total Revenues.

Non-GAAP Service Gross Margin is defined as Non-GAAP Service gross profit divided by Service Revenue. Non-GAAP Service gross profit is defined as Service Revenue, minus costs of services (including depreciation and amortization expense) plus depreciation and amortization expense. Non-GAAP product Gross Margin is defined as Non-GAAP Product gross profit divided by Product Sales. Non-GAAP Product gross profit is defined as Product Sales, minus cost of product (including depreciation and amortization expense) plus depreciation and amortization expense. The Company believes that Non-GAAP Service Gross Margin and Non-GAAP Product Gross Margin are useful to evaluate and compare the results of the Company’s operations from period to period on a consistent basis by removing the depreciation and amortization impact of capital investments from its operating results.”

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Please contact the undersigned at 703-433-6340 with any questions or comments concerning the above responses.

Very truly yours,

/s/ Constantine Milcos
Constantine Milcos
Executive Vice President and Chief Financial Officer

By EDGAR

cc:	Lisa Etheredge, Securities and Exchange Commission
Christian G. Le Brun, ORBCOMM Inc.